Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual General Meeting: The Notice and Proxy Statement and Articles of Association are available at www.transhare.com.

MF INTERNATIONAL LIMITED

2025 Annual General Meeting

May 30, 2025

3 p.m., Hong Kong Time

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF MF INTERNATIONAL LIMITED

The undersigned shareholder of mF International Limited., a British Virgin Islands company (the “Company”), hereby acknowledges receipt of the Notice of 2025 Annual General Meeting (the “Meeting”) and the Proxy Statement, each dated May 8, 2025, and hereby appoints, if no person is specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting to be held on May 30, 2025, at 3 p.m., Hong Kong Time, at Unit 1801, Fortis Tower, 77-79 Gloucester Road, Wan Chai, Hong Kong, or at any adjournment thereof, and to vote all Class A ordinary shares or Class B ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” Proposals No. 1–7 and in the discretion of the proxy with respect to such other business as may properly come before the meeting.

Continued and to be signed on reverse side

TO VOTE ONLINE: www.transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends voting FOR the following:

Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	To confirm, ratify and approve, as a resolution of shareholders, the re-appointment of Yu Certified Public Accountant, P.C as the Company’s independent registered public accounting firm for the year ending December 31, 2025;	☐	☐	☐
PROPOSAL NO. 2:	To approve, as a resolution of shareholders, the re-appointment of Mr. Tai Wai (Stephen) Lam as a director of the Company, to hold office until the next annual general meeting;	☐	☐	☐
PROPOSAL NO. 3:	To approve, as a resolution of shareholders, the re-appointment of Mr. Chi Weng Tam as a director of the Company, to hold office until the next annual general meeting;	☐	☐	☐
PROPOSAL NO. 4:	To approve, as a resolution of shareholders, the re-appointment of Mr. Sum (Philip) Cheng as a director of the Company, to hold office until the next annual general meeting;	☐	☐	☐
PROPOSAL NO. 5:	To approve, as a resolution of shareholders, the re-appointment of Ms. Lai Sum (Christina) Liu as a director of the Company, to hold office until the next annual general meeting;	☐	☐	☐
PROPOSAL NO. 6:	To approve, as a resolution of shareholders, the re-appointment of Mr. Cheuk Ho Chan as a director of the Company, to hold office until the next annual general meeting; and	☐	☐	☐
PROPOSAL NO. 7:	To approve, as a resolution of shareholders, that each the issued and outstanding 4,204,775 Class A ordinary share and 9,046,892 Class B ordinary shares be consolidated on a 8:1 basis.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If an entity, please sign in the full entity name, by a duly authorized officer.

Share Owner signs here	Co-Owner signs here

Date: